The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 12, 2008

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-152954
333-152954-01

Preliminary Prospectus Supplement

August     , 2008

(To prospectus dated August 12, 2008)

$

Ingersoll-Rand Global Holding Company Limited

    % Senior Notes due 2013

    % Senior Notes due 2018

Fully and unconditionally guaranteed by

Ingersoll-Rand Company Limited

Ingersoll-Rand Global Holding Company Limited (“IR Global”) will pay interest on the notes twice a year on             and             beginning             , 2009. The notes will mature on             , 2013 and 2018. IR Global may redeem the notes in whole or in part at any time and from time to time prior to their stated maturity at the redemption prices set forth in this prospectus supplement under the caption “Description of Notes—Optional Redemption.”

The notes will be the unsecured senior obligations of IR Global and will rank equally with all of the existing and future unsecured and unsubordinated senior indebtedness of IR Global.

The notes will be fully and unconditionally guaranteed by Ingersoll-Rand Company Limited which directly owns 100% of IR Global. The guarantee will be an unsecured obligation of Ingersoll-Rand Company Limited and will rank equal in right of payment to all of Ingersoll-Rand Company Limited’s existing and future unsecured and unsubordinated indebtedness.

Investing in the notes involves risks. Please read “Risk Factors” on page S-8 of this prospectus supplement and page 7 of the accompanying prospectus.

	Price to Public(1)		Underwriting Discount			Proceeds to IR Global
Notes	Per Note	Total	Per Note		Total	Per Note		Total
% Senior Notes due 2013%		$		%	$		%	$
% Senior Notes due 2018%		$		%	$		%	$

Combined Total		$			$			$

(1)	Plus accrued interest, if any, from August , 2008, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We do not intend to list the notes on any securities exchange. Currently, there is no public market for the notes.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about August     , 2008.

Joint Book-Running Managers

Credit Suisse	Goldman, Sachs & Co.	JPMorgan

Co-Managers

Prospectus Supplement

About This Prospectus Supplement	S-ii
Where You Can Find More Information	S-iii
About Us	S-1
The Offering	S-4
Summary Income Statement Information	S-6
Risk Factors	S-8
Use of Proceeds	S-11
Capitalization	S-12
Description of Notes	S-13
Underwriting	S-24
Legal Matters	S-27

Prospectus
About This Prospectus	3
Where You Can Find More Information	3
Incorporation of Certain Documents by Reference	3
Summary	5
Risk Factors	7
Ratio of Earnings to Fixed Charges	8
Use of Proceeds	9
Description of the Debt Securities	10
Description of Warrants	21
Description of Authorized Share Capital	22
Description of Depositary Shares	33
Description of Share Purchase Contracts and Share Purchase Units	36
Certain Tax Considerations	37
Plan of Distribution	46
Legal Matters	46
Experts	46
Cautionary Statement Regarding Forward-Looking Statements	47
Service of Process and Enforcement of Liabilities	48

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus and those documents incorporated by reference herein and therein. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities or related guarantee offered by this prospectus supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this prospectus supplement nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus supplement is correct as of any date after the date of this prospectus supplement.

As used in this prospectus supplement and the accompanying prospectus, “Ingersoll Rand”, “we”, “our” and “us” means Ingersoll-Rand Company Limited together with its consolidated subsidiaries (“IR Limited”), unless otherwise specified or the context otherwise requires. IR Global is a wholly-owned subsidiary of IR Limited.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a registration statement that we have filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf registration process, we are offering to sell the notes using this prospectus supplement and the accompanying prospectus. This prospectus supplement describes the specific terms of this note offering. The accompanying prospectus provides more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference herein and therein, and the additional information described below under the heading “Where You Can Find More Information.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Consent under the Exchange Control Act of 1972 (and its related regulations) is not required from the Bermuda Monetary Authority for the issue and transfer of the notes to and between non-residents of Bermuda for exchange control purposes. This prospectus supplement and the accompanying prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In accepting this prospectus supplement and the accompanying prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in such documents.

S-ii

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC of which this prospectus supplement and the accompanying prospectus form a part. This prospectus supplement and the accompanying prospectus do not contain all the information in the registration statement. The registration statement includes and incorporates by reference additional information and exhibits. Any statement made in this prospectus supplement and the accompanying prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov and on our corporate website at http://www.ingersollrand.com. Information on our website does not constitute part of this prospectus supplement or the accompanying prospectus, and any references to this website or any other website are inactive textual references only. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the trading symbol “IR”. Our SEC filings are also available at the office of the NYSE located at 20 Broad Street, New York, New York 10005.

S-iii

ABOUT US

This summary highlights selected information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in the notes. You should read this entire prospectus supplement and the accompanying prospectus, including the information incorporated by reference herein and therein, before making an investment decision. See “Where You Can Find More Information.”

Ingersoll-Rand Company Limited

Ingersoll-Rand Company Limited (IR Limited) is a Bermuda company and leading innovation and solutions provider with strong brands and leading positions within its markets. We operate in four business segments: Climate Control Technologies, Air Conditioning Systems and Services, Industrial Technologies and Security Technologies. We generate revenue and cash primarily through the design, manufacture, sale and service of a diverse portfolio of industrial and commercial products that include well-recognized, premium brand names such as Club Car®, Hussmann®, Ingersoll-Rand®, Schlage®, Thermo King® and Trane®.

The Climate Control Technologies segment provides solutions for customers to transport, preserve, store and display temperature-sensitive products by engaging in the design, manufacture, sale and service of transport temperature control units, refrigerated display merchandisers, beverage coolers, auxiliary power units and walk-in storage coolers and freezers. The Air Conditioning Systems and Services segment offers commercial, residential, institutional and industrial customers energy-efficient heating, ventilation and air conditioning systems, dehumidifying and air cleaning products, service and parts support, advanced building controls and financing solutions. This segment represents the operations acquired through the acquisition of Trane. The Industrial Technologies segment is focused on providing solutions to enhance customers’ industrial and energy efficiency, mainly by engaging in the design, manufacture, sale and service of compressed air systems, tools, fluid and material handling and energy generation systems. The Security Technologies segment is engaged in the design, manufacture, sale and service of mechanical and electronic security products, biometric access control systems, and security and scheduling software.

IR Limited’s sales are made in the U.S. through various means, including through distributors and dealers across the U.S. Non-U.S. sales are made through numerous subsidiary sales and service companies with a supporting chain of distributors. No material part of IR Limited’s business is dependent on a single customer or a small group of customers. IR Limited manufactures many of the component parts included in its products and purchases the principal raw material required for the manufacture of its products through numerous suppliers. IR Limited maintains extensive research and development facilities and spent $128.6 million (excluding discontinued operations) in 2007 on research and development, including qualifying engineering costs.

On April 30, 2007, IR Limited completed the sale of its Road Development business unit to AB Volvo in all countries except India, which was completed on May 4, 2007, for gross cash proceeds of approximately $1.3 billion. The Road Development business unit manufactures and sells asphalt paving equipment, compaction equipment, milling machines and construction-related material handling equipment.

On November 30, 2007, IR Limited completed the sale of its Bobcat, Utility Equipment and Attachments business units to Doosan Infracore, Inc. for gross cash proceeds of approximately $4.9 billion. Collectively, these business units manufacture and sell compact equipment, including skid-steer loaders, compact truck loaders, mini-excavators and telescopic tool handlers, portable air compressors, generators, light towers, general-purpose light construction equipment and attachments.

At the close of business, on June 5, 2008, IR Limited completed its acquisition of Trane Inc. (“Trane”) (formerly known as American Standard Companies Inc.) for approximately $9.6 billion. Trane is a global leader in indoor climate control systems, services and solutions and provides systems and services that enhance the quality and comfort of the air in homes and buildings around the world. Trane has more than 29,000 employees and 35 production facilities worldwide, with 2007 annual revenues of $7.45 billion.

The principal executive office of IR Limited is located at Clarendon House, 2 Church Street, Hamilton, HM 11 Bermuda, telephone (441) 295-2838.

Ingersoll-Rand Global Holding Company Limited

Ingersoll-Rand Global Holding Company Limited (IR Global), a Bermuda company organized in accordance with the Companies Act 1981 of Bermuda in March 2002, is a holding company and a wholly-owned subsidiary of IR Limited. IR Global is parent to several subsidiaries, including Trane.

The principal executive office of IR Global is located at Clarendon House, 2 Church Street, Hamilton, HM11 Bermuda, telephone (441) 295-2838.

Trane Inc.

Trane Inc. (Trane), a Delaware corporation, is a leading global manufacturer of commercial and residential HVAC equipment, systems and controls. Trane also provides aftermarket services to the HVAC industry which include: replacement parts and retrofit products, maintenance services for its and other manufacturer’s commercial products and contracting services for the installation, upgrade, and replacement of commercial HVAC systems featuring its products. Trane’s HVAC systems include commercial systems, such as chillers, air handlers, and terminal devices; commercial unitary systems; and split-system and packaged residential systems, including condensing units, furnaces, air handlers, heat pumps, coils, and air filtration devices, as well as HVAC controls, such as thermostats, unit controls, system controls, and building automation systems. Trane markets its HVAC systems, services, and solutions under Trane and American Standard brands primarily through company-owned and independent offices, independent agents, and wholesale distributors. It has operations in North America, Europe, the Middle East, Asia, and South America. On February 1, 2007, Trane (then known as American Standard Companies Inc.) announced that its board of directors had completed a strategic review of Trane and unanimously approved a plan to separate its three businesses during 2007. In furtherance of the plan of separation, on July 31, 2007, Trane completed a spin-off of its Vehicle Controls Systems business, named WABCO Holdings Inc. (NYSE—WBC). On October 31, 2007, Trane completed a sale of its Bath and Kitchen business to affiliates of Bain Capital Partners, LLC for approximately $1.745 billion after closing adjustments but subject to certain post-closing adjustments. Subsequently, American Standard Companies Inc. changed its name to Trane Inc. On June 5, 2008, IR Limited acquired Trane for approximately $9.6 billion. As part of the merger, Indian Merger Sub, Inc., a Delaware corporation, which is a direct subsidiary of Ingersoll-Rand U.S. Trane Holdings Corporation, a Delaware corporation, and which is indirectly owned by IR Global, merged with and into Trane, with Trane continuing as the surviving corporation. After the merger, Ingersoll-Rand U.S. Trane Holdings Corporation became the direct parent and sole shareholder of Trane.

The table below sets forth the long-term indebtedness of the entities listed below (including the principal current maturities of the long-term debt but not including intercompany indebtedness) as of June 30, 2008 on an as adjusted basis to give effect to this offering and the use of proceeds therefrom.

(1)	Includes $547 million of debt redeemable at the option of the holder. The scheduled maturities of the bonds range between 2027 and 2028.

THE OFFERING

Issuer	Ingersoll-Rand Global Holding Company Limited (IR Global).

Guarantor	Ingersoll-Rand Company Limited (IR Limited) will fully and unconditionally guarantee the notes. See “Description of Notes— Guarantee.”

Notes Offered	$ aggregate principal amount of % Senior Notes due 2013.

$ aggregate principal amount of % Senior Notes due 2018.

Maturity Dates	The % Senior Notes due 2013 will mature on , 2013.

The     % Senior Notes due 2018 will mature on                 , 2018.

Interest Rates	The notes will bear interest at the following rates per year from August , 2008 to, but excluding, , 2013 and 2018, as applicable:

Senior Notes due 2013%
Senior Notes due 2018%

Interest Payment Dates	and of each year, beginning , 2009. Interest payments will be made to the person in whose name the notes are registered on and immediately preceding the applicable interest payment date.

Covenants	IR Global will issue the notes under an indenture entered into with IR Limited, as guarantor, and Wells Fargo Bank, N.A., as trustee, dated as of August 12, 2008. The indenture contains limitations on, among other things, IR Limited’s ability to:

•	incur indebtedness secured by certain liens; and

•	engage in certain sale and leaseback transactions; and

the ability of each of IR Limited and IR Global to:

•	consolidate or merge with or into, or sell substantially all of its assets to, another person.

These covenants will be subject to a number of important exceptions and qualifications. For more details, see “Description of Notes.”

The notes will also contain certain events of default.

Optional Redemption	IR Global may redeem the notes at its option, in whole or in part, at any time, at the redemption price described under “Description of Notes—Optional Redemption.”

Ranking	The notes will be unsecured, unsubordinated obligations of IR Global and will rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of IR Global. See “Description of Notes—Ranking.” The guarantee will be an unsecured, unsubordinated obligation of IR Limited and will rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of IR Limited. See “Description of Notes—Guarantee.”

Change of Control	Upon the occurrence of a Change of Control Triggering Event (as defined under “Description of Notes—Change of Control”), unless IR Global has exercised its right to redeem the related notes, each holder of the notes of the relevant series will have the right to require IR Global to purchase all or a portion of such holder’s notes of that series at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of holders of notes of that series on the relevant record date to receive interest due on the relevant interest payment date.

Use of Proceeds	We estimate the net proceeds from this offering will be approximately $ billion after deducting estimated underwriting discounts and expenses related to this offering. We intend to use the net proceeds of this offering to reduce the amount outstanding under our senior unsecured bridge facility. See “Use of Proceeds.”

Risk Factors	You should carefully consider the information under the heading “Risk Factors” and all other information in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference, before investing in the notes.

Additional Issuances	IR Global may, at any time, without the consent of the holders of the applicable series of notes, issue additional notes of such series having the same ranking and the same interest rate, maturity and other terms as any of the existing notes of such series. Any additional notes having such similar terms, together with the existing notes of the applicable series, may constitute a single series of notes under the indenture.

For additional information regarding the notes, please read “Description of Notes” in this prospectus supplement and “Description of the Debt Securities” in the accompanying prospectus.

SUMMARY INCOME STATEMENT INFORMATION

The following table sets forth certain selected unaudited pro forma combined condensed income statement data after giving effect to our acquisition of Trane as if the merger had occurred at January 1, 2007 (but without giving effect to this offering). The unaudited condensed consolidated balance sheet of Ingersoll Rand at June 30, 2008 may be found in its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2008, incorporated by reference herein.

The unaudited pro forma income statement data in the table below should be read in conjunction with the historical financial statements and accompanying disclosures of IR Limited and Trane, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected unaudited pro forma combined condensed income statement data is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the merger had been completed as of the periods presented, nor is it necessarily indicative of the future results of the combined company. In addition, the selected unaudited pro forma combined condensed income statement data does not purport to indicate results of operations data as of any future date or for any future period.

The Selected Unaudited Pro Forma Combined Condensed Income Statement Information for the six months ended June 30, 2008 and the year ended December 31, 2007 includes incremental interest expense associated with borrowings under Ingersoll Rand’s senior unsecured bridge facility to fund (a) the cash portion of the purchase price for Trane and (b) the out-of-pocket transaction costs of Ingersoll Rand associated with the acquisition. Ingersoll Rand intends to use the net proceeds of this offering to reduce the amount outstanding under the senior unsecured bridge facility. If refinancing of $2.0 billion of the bridge facility were included in the unaudited pro forma income statement data, pro forma interest expense for the six months ended June 30, 2008 and the year ended December 31, 2007 would have increased by $30.0 million and $59.1 million, respectively. This increase reflects the difference between the interest on the senior unsecured bridge facility and the notes offered hereby, primarily due to the long-term nature of the notes.

Ingersoll-Rand Company Limited

Selected Unaudited Pro Forma Combined Condensed Income Statement Information

(in millions)

	For the Year Ended December 31, 2007					For the Six Months Ended June 30, 2008	For the Period January 1, 2008 – June 5, 2008	Pro Forma Adjustments		Pro Forma as Adjusted
	Ingersoll Rand	Trane	Pro Forma Adjustments		Pro Forma as Adjusted	Ingersoll Rand	Trane
Net revenues	$8,763.1	$7,449.6	$—		$16,212.7	$5,244.1	$3,137.3	$—		$8,381.4
Cost of goods sold	(6,272.0)	(5,331.9)	(27.8	)(1)	(11,631.7)	(3,737.1)	(2,261.6)	0.4	(1)	(5,998.3)
Selling and administrative expenses	(1,433.3)	(1,400.2)	(112.4	)(1)	(2,945.9)	(898.4)	(651.5)	(7.2	)(1)(5)	(1,557.1)

Operating income (loss)	1,057.8	717.5	(140.2)		1,635.1	608.6	224.2	(6.8)		826.0
Interest expense	(136.2)	(109.6)	(136.2	)(2)	(382.0)	(73.1)	(23.1)	(58.2	)(2)	(154.4)
Other income (expense), net	15.9	(5.5)	7.4	(3)	17.8	65.5	(40.8)	25.5	(3)	50.2

Earnings (loss) from continuing operations before income taxes	937.5	602.4	(269.0)		1,270.9	601.0	160.3	(39.5)		721.8
Provision for income taxes	(204.4)	(202.2)	77.3	(4)	(329.3)	(126.8)	(50.3)	8.2	(4)	(168.9)

Earnings (loss) from continuing operations	$733.1	$400.2	$(191.7)		$941.6	$474.2	$110.0	$(31.3)		$552.9

(1)	Includes the increase in amortization expense based on the preliminary allocation of the purchase price of Trane’s property, plant and equipment and certain intangible assets acquired, such as developed technology and customer relationships. The increase in amortization is allocated to cost of goods sold and selling and administrative expenses based on the nature of the intangible.

For purposes of the depreciation adjustment, Ingersoll Rand considers the useful lives of additional property, plant and equipment to be 20 years and the useful lives of the developed technology and customer relationships are considered to be 5 years and 25 years, respectively. The determination of the useful lives was based upon various accounting studies, historical acquisition experience, economic factors and future cash flows of the combined company. In addition, Ingersoll Rand reviewed software and technological trends and also considered the relative stability of the current Trane customer base.

As indicated above, valuations of Trane’s property, plant and equipment and allocation of purchase price to identifiable intangible assets have not been completed and such amounts are based on Ingersoll Rand’s preliminary estimate. If such estimates were to increase by 5%, pro forma earnings from continuing operations would decrease by $2.0 million for the six months ended June 30, 2008 and $4.6 million for the year ended December 31, 2007.

Includes the reversal of $35.4 million of purchase accounting expenses recorded by Ingersoll Rand during the six months ended June 30, 2008, associated with expensing the value of in-process research and development and amortization of fair value adjustments related to inventory and backlog due to their nonrecurring nature.

(2)	Represents the increase in interest expense, using a weighted average interest rate of 2.97%, associated with the borrowings under Ingersoll Rand’s new senior unsecured bridge facility and issuance of commercial paper partially to fund (a) the cash portion of the purchase price and (b) the out-of-pocket transaction costs of Ingersoll Rand associated with the Trane acquisition ($54.6 million). For purposes of calculating the pro forma interest expense in the Unaudited Pro Forma Combined Condensed Income Statement Information, Ingersoll Rand has assumed that the cash proceeds received from the divestitures of Bobcat, Utility Equipment, Attachments and Road Development business units were available as of January 1, 2007 to fund the Trane acquisition as of January 1, 2007.

Actual interest rates in the transaction can vary from the 2.97% depicted. The effect of a 0.25% increase in interest rates would be an increase in interest expense of $4.8 million for the six months ended June 30, 2008 and $11.1 million for the year ended December 31, 2007, respectively.

(3)	Represents costs associated with legal, merger advisory fees and other costs directly related to the acquisition of Trane by Ingersoll Rand totaling $25.5 million and $7.4 million for the six months ended June 30, 2008 and the year ended December 31, 2007, respectively.

(4)	For purposes of these pro forma statements, the U.S. Federal statutory tax rate of 35.0% has been used for all periods to calculate the tax effect associated with the amortization of certain intangible assets acquired, such as developed technology and customer relationships, the additional depreciation of property, plant and equipment associated with the revaluation to its estimated fair value and the reversal of $35.4 million of purchase accounting related to costs discussed in Note 1 above. These rates are an estimate and do not take into account future tax strategies that may be applied to the consolidated entity. Ingersoll Rand’s effective tax rate for the year ended December 31, 2007 and the six months ended June 30, 2008 of 21.8% and 21.1%, respectively, has been used to calculate the tax benefit associated with the interest expense on the $4,449.3 million of additional debt used to partially fund (a) the cash portion of the purchase price and (b) the out-of-pocket costs of Ingersoll Rand associated with the merger. The costs associated with the acceleration of Trane stock options and restricted stock units and other change in control payments have been tax affected at 36.8%. The costs associated with legal, merger advisory fees and other costs directly related to the acquisition have been tax affected at 24.1% and 19.3% for the six months ended June 30, 2008 and the year ended December 31, 2007.

(5)	Represents amounts for the accelerated vesting of Trane stock options and restricted stock units upon the change in control in accordance with plan documents and other change in control payments totaling $18.1 million for the six months ended June 30, 2008. For the year ended December 31, 2007 there were no amounts related to accelerated vesting or change in control payments.

RISK FACTORS

Investment in the notes involves risks. Before acquiring any notes, you should carefully consider the risk factors incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”) and our subsequent Quarterly Reports on Form 10-Q, the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, as updated by our subsequent filings under the Exchange Act, and the risk factors set forth below. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to the Notes

Your ability to transfer the notes may be limited by the absence of an active trading market, and we cannot assure you that an active trading market will develop for any series of notes.

The notes due 2013 and 2018 are each a new issue of securities for which there is no established public market. We do not intend to apply for a listing of the notes on any national securities exchange or to arrange for quotation of any series of notes on any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the notes, as permitted by applicable laws and regulations; however, the underwriters are not obligated to do so and they may discontinue their market-making activities at any time in their sole discretion without notice. Therefore, we cannot assure you as to the development or liquidity of any trading market for any series of notes.

The liquidity of any market for any series of notes will depend on a number of factors, including among other things:

•	the number of holders of such series of notes;

•	our operating performance and financial condition;

•	the market for similar securities and general market conditions;

•	our prospects and the prospects for companies in our industry generally;

•	the interest of securities dealers in making a market in such series of notes; and

•	prevailing interest rates.

If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

IR Global’s and IR Limited’s holding company structure and the fact that the notes are effectively subordinated to each company’s secured debt to the extent of the value of the assets securing such debt, and effectively subordinated to all the indebtedness and other liabilities of each company’s subsidiaries, may impact your ability to receive payment on the notes.

Each of IR Global and IR Limited is a holding company, and a significant amount of the assets of each company is held at, and each company’s operations are conducted through, its subsidiaries. As a result, each of IR Global and IR Limited is dependent upon the earnings of its subsidiaries and the distribution to it of earnings, loans or other payments by its subsidiaries for cash flow. Accordingly, IR Global will be dependent upon the earnings of its subsidiaries to service the notes. The subsidiaries of each of IR Global and IR Limited are separate and distinct legal entities and have no obligation to pay any amounts due on the debt of either IR Global or IR Limited or to provide either company with funds for any payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances to either IR Global or IR Limited by any respective subsidiary could be subject to statutory or contractual restrictions. Payments to IR Global or IR Limited by any of their respective subsidiaries will also be contingent upon such subsidiary’s earnings and business considerations.

As of June 30, 2008, the total liabilities of the consolidated subsidiaries of IR Limited (including IR Global) were $14.6 billion, including trade payables. As of June 30, 2008, the total liabilities of the subsidiaries of IR Limited (excluding IR Global) were $10.7 billion, including trade payables.

The notes will effectively be subordinated to all of IR Global’s existing and future secured debt to the extent of the value of the assets securing such debt, and the guarantees will effectively be subordinated to all of IR Limited’s existing and future secured debt to the extent of the value of the assets securing such debt. As of June 30, 2008, neither IR Global nor IR Limited had any secured long-term indebtedness outstanding.

The claims of creditors of any subsidiary of IR Global and IR Limited will be required to be paid prior to the holders of the notes to the extent such creditors have a claim (if any) against those entities and their assets. The right of either IR Global or IR Limited to receive any assets of any respective subsidiary upon the foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding of such subsidiary, and therefore the right of the holders of the notes to participate in those assets, would be effectively subordinated to the claims of such subsidiary’s creditors, including trade creditors. In addition, even if IR Global or IR Limited were a creditor of such subsidiary, their rights as a creditor would be effectively subordinate to any security interest in the subsidiary and any indebtedness of the subsidiary senior to that held by either IR Global or IR Limited. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes.

We may not have sufficient cash to purchase the notes upon a Change of Control Triggering Event.

As described under “Description of Notes—Change of Control,” IR Global will be required to offer to purchase all of the notes of the relevant series upon the occurrence of a Change of Control Triggering Event. IR Global may not, however, have sufficient cash at that time or have the ability to arrange necessary financing on acceptable terms to purchase the notes under such circumstances. If IR Global were unable to purchase the notes upon the occurrence of a Change of Control Triggering Event, it would result in an event of default under the indenture governing the notes.

Federal and state laws allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.

The issuance of the guarantee of the notes by the guarantor may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, the unpaid creditors of the guarantor. Under the U.S. bankruptcy law and comparable provisions of state fraudulent transfer and conveyance laws, any guarantee of the notes could be voided, or claims in respect of a guarantee could be subordinated to all other existing and future debts of that guarantor if, among other things, and depending upon the jurisdiction whose laws are applied, the guarantor, at the time it incurs the indebtedness evidenced by its guarantee or, in some jurisdictions, when payments came due under such guarantee:

•	issued the guarantee with the intent of hindering, delaying or defrauding any present or future creditor; or

•

received less then reasonably equivalent value or fair consideration for the incurrence of such guarantee and (1) was insolvent or rendered insolvent by reason of such incurrence, (2) was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital or (3) intended to incur, or believed or reasonably should have believed that it would incur, debts beyond its ability to pay such debts as they matured.

The measures of insolvency for the purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its existing debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become due; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standard that a court would use to determine whether or not IR Limited, as guarantor, was solvent upon issuance of the guarantee, or regardless of the actual standard applied by the court, that the issuance of the guarantee would not be voided or subordinated to IR Global’s or IR Limited’s other debt.

If the guarantee were legally challenged, it could also be subject to the claim that, since the guarantee was incurred for the benefit of IR Global, and only indirectly for the benefit of IR Limited, the obligations of IR Limited were incurred for less than fair consideration. A court could therefore void the obligations under the guarantee or subordinate the guarantee to IR Limited’s other debt or take other action detrimental to you. If a court voided the guarantee, you would no longer have a claim against IR Limited for amounts owed in respect of the guarantee. In addition, a court might direct you to repay any amounts already received from IR Limited under the guarantee. If a court were to void the guarantee, funds may not be available from other sources to pay our obligations under the notes.

We are incorporated in Bermuda, and a substantial portion of our assets are located outside the

United States. As a result, you may not be able to enforce civil liability provisions of the federal or state securities laws of the United States.

We are organized under the laws of Bermuda, and a substantial portion of our assets are located outside the United States. As a result, it may not be possible to enforce court judgments obtained in the United States against us based on the civil liability provisions of U.S. federal or state securities laws in Bermuda or in countries other than the United States where we have assets. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liability provisions of the U.S. federal or state securities laws or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Some remedies available under the laws of the United States or the states therein, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts because they may be found to be contrary to Bermuda public policy. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries other than the United States.

USE OF PROCEEDS

We estimate the net proceeds from this offering will be approximately $              billion after deducting estimated underwriting discounts and expenses related to this offering. We intend to use the net proceeds of this offering to reduce the amount outstanding under our senior unsecured bridge facility. Until the net proceeds are applied for these purposes, IR Global may invest them in short-term, liquid investments.

On June 5, 2008, in connection with the acquisition by us of Trane, IR Limited and IR Global entered into a $3.9 billion senior unsecured bridge facility with JPMorgan Chase Bank, N.A., as administrative agent and lender, and Credit Suisse Securities (USA) LLC and Goldman Sachs Credit Partners LP, as lenders. Subsequently, on July 17, 2008 we reduced the facility size by $0.5 billion. As of August 12, 2008, we had $2.95 billion principal amount outstanding under this bridge facility. The proceeds of this bridge facility were used to pay a portion of the cash portion of the merger consideration and certain fees and expenses in connection with the merger. The bridge facility has a term of 364 days and bears interest at a floating rate equal to the applicable LIBOR, as determined by the duration of the related outstanding borrowings under the facility, plus an applicable margin based on our credit rating. As of August 12, 2008, the interest rate under the senior unsecured bridge facility was LIBOR plus 0.53%. We are also subject under the bridge facility to a per annum facility fee of 0.07% on the commitment amount, calculated and paid quarterly.

CAPITALIZATION

The following table sets forth the capitalization of IR Limited as of June 30, 2008:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the application of the gross proceeds from this offering, to repay $2,000.0 million of the senior unsecured bridge facility as if the offering had occurred on June 30, 2008. Any fees associated with this offering and the commercial paper borrowings are assumed to be paid with available cash on hand.

You should read the following table in conjunction with the consolidated financial statements included in IR Limited’s 2007 Form 10-K and the related notes thereto, the condensed consolidated financial statements included in IR Limited’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008, respectively, and the related notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2007 Form 10-K and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008 and the Current Report on Form 8-K/A filed with the SEC on August 11, 2008, as well as the sections of this prospectus supplement and the accompanying prospectus entitled “Use of Proceeds” and “Summary Financial Information.”

	As of June 30, 2008
	Actual	As adjusted
	(in millions)
Short-term obligations:
Current maturities of long-term debt and other short-term borrowings(1)	$1,818.8	$1,818.8
Senior unsecured bridge facility(2)	2,950.0	950.0
Long-term obligations:
Long-term obligations	1,189.9	1,189.9
Notes offered hereby	—	2,000.0
Total debt	5,958.7	5,958.7
Total shareholders’ equity	10,792.5	10,792.5

Total capitalization	$16,751.2	$16,751.2

(1)	Includes $925.9 million of short-term commercial paper borrowings outstanding as of June 30, 2008, that were used to fund the acquisition of Trane.

(2)	On June 5, 2008, in connection with the acquisition of Trane, IR Limited and IR Global entered into a $3.9 billion senior unsecured bridge facility. Subsequently, on July 17, 2008, we reduced the facility size by $0.5 billion. As of August 12, 2008, we had $2.95 billion principal amount outstanding under this bridge facility. The proceeds of this bridge facility were used to fund (a) the cash portion of the purchase price for Trane and (b) the out-of-pocket transaction costs of Ingersoll Rand associated with the acquisition . IR Global will use the net proceeds of this offering to reduce the senior unsecured bridge facility. See “Use of Proceeds.”

DESCRIPTION OF NOTES

The following description of notes supplements, and to the extent inconsistent, replaces, the description of the general terms and provisions of senior debt securities set forth in the accompanying prospectus. The notes are to be issued as two separate series of senior debt securities under an indenture, dated as of August 12, 2008, among IR Global, as issuer, IR Limited, as guarantor, and Wells Fargo Bank, N.A., as trustee. IR Global will issue the notes pursuant to a supplemental indenture setting forth specific terms applicable to the notes. The statements under this caption relating to the notes and the indenture, including any supplemental indenture, are brief summaries only, are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indenture, including any supplemental indenture, and the notes, forms of which are available from us. In addition, the following description is qualified in all respects by reference to the actual text of the indenture, including any supplemental indenture, and the form of the notes. Capitalized terms used herein but not defined have the meaning set forth in the accompanying prospectus or the indenture.

General

In this offering, the notes due 2013 initially will be limited to $             aggregate principal amount and the notes due 2018 initially will be limited to $             aggregate principal amount. The notes due 2013 and 2018 will each constitute a separate series of securities under the indenture. IR Global may, at any time, without the consent of the holders of the applicable series of notes, issue additional notes of such series having the same ranking and the same interest rate, maturity and other terms as any of the existing notes of such series. Any additional notes having such similar terms, together with the existing notes of the applicable series, may constitute a single series of notes under the indenture.

The notes will be issued only in fully registered form, without coupons, in minimum denominations of $2,000 and integral multiples of $1,000 thereof.

The notes due 2013 will mature on                     , 2013 and the notes due 2018 will mature on                     , 2018, in each case, unless earlier redeemed by IR Global. Upon surrender, the notes will be repaid at 100% of the principal amount thereof. The notes due 2013 will bear interest from and including August     , 2008 at     % per year and the notes due 2018 will bear interest from and including August     , 2008 at     % per year, in each case calculated based on twelve 30-day months and a 360-day year. Interest will be payable semiannually in arrears on                      and                     of each year, beginning                     , 2009, to the holders of record of the notes at the close of business on the preceding                      or                     , whether or not such day is a business day. All payments of interest and principal will be payable in United States dollars. The notes will be issued only in book-entry form through the facilities of The Depository Trust Company.

Ranking

The notes will be unsecured, unsubordinated obligations of IR Global and will rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of IR Global. Because the notes will not be secured, they will be effectively subordinated to the existing and future secured indebtedness of IR Global to the extent of the value of the collateral securing that indebtedness. The notes will also be subordinated to the liabilities of the subsidiaries of IR Global and the other subsidiaries of IR Limited.

Guarantee

Payment of the principal of (and premium, if any, on) and interest on the notes, and all other amounts due under the indenture, will be unconditionally guaranteed on an unsecured, unsubordinated basis by IR Limited. The guarantee of the notes will rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of IR Limited. The guarantee will be subordinated to the liabilities of the subsidiaries of IR Limited.

The obligations of IR Limited under the guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Optional Redemption

IR Global may, at its option, redeem the notes in whole or in part at any time and from time to time at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed, or

•

as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) from the redemption date to the maturity date discounted to the redemption date on a semi-annual basis at a discount rate equal to the Adjusted Treasury Rate plus         basis points.

In each case IR Global will pay accrued and unpaid interest on the principal amount being redeemed to the date of redemption. The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date:

•	the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or

•	if the trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of the Reference Treasury Dealer Quotations so received.

“Quotation Agent” means J.P. Morgan Securities Inc.

“Reference Treasury Dealer” means (i) each of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and J.P. Morgan Securities Inc., and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case IR Global shall substitute another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealers selected by the Quotation Agent.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

IR Global will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

Unless IR Global defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Change of Control

Upon the occurrence of a Change of Control Triggering Event, unless IR Global has exercised its right to redeem the related notes as described under “—Optional Redemption,” the indenture provides that each holder of the notes of the relevant series will have the right to require IR Global to purchase all or a portion of such holder’s notes of that series pursuant to the offer described below (the “Change of Control Offer”) at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of holders of notes of that series on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which the Change of Control Triggering Event occurred, or at IR Global’s option, prior to any Change of Control but after the public announcement of the pending Change of Control, IR Global will be required to send, by first class mail, a notice to each holder of notes of the relevant series, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date.

Holders of notes electing to have notes purchased pursuant to a Change of Control Offer will be required to surrender their notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice, or transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

On the Change of Control Payment Date, IR Global will, to the extent lawful:

1. accept for payment all notes (or portions of notes) of the relevant series properly tendered pursuant to the Change of Control Offer;

2. deposit with the paying agent an amount equal to the aggregate payment in respect of all notes (or portions of notes) of the relevant series properly tendered pursuant to the Change of Control Offer; and

3. deliver or cause to be delivered to the trustee the notes properly accepted for purchase, together with an officer’s certificate stating the aggregate principal amount of notes (or portions of notes) of the relevant series being purchased.

The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000.

IR Global will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by IR Global and such third party purchases all notes properly tendered and not withdrawn under its offer.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the purchase of the notes of a relevant series as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of such conflict.

For purposes of the Change of Control Offer provisions of the notes, the following terms will be applicable:

“Below Investment Grade Rating Event” means the notes of the relevant series cease to be rated Investment Grade by at least two of the three Rating Agencies on any date during the period (the “Trigger Period”) commencing 60 days prior to the first public announcement by IR Limited of any Change of Control (or pending Change of Control) and ending 60 days following the consummation of such Change of Control (which Trigger Period will be extended if the rating of the notes of that series is under publicly announced consideration for possible downgrade by any Rating Agency on such 60th day, such extension to last with respect to each Rating Agency until the date on which such Rating Agency considering such possible downgrade either (x) rates the notes below Investment Grade or (y) publicly announces that it is no longer considering the notes for possible downgrade; provided, that no such extension will occur if on such 60th day the notes are rated Investment Grade not subject to review for possible downgrade by any Rating Agency).

“Change of Control” means the occurrence of any one of the following:

1. the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of IR Limited and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) and Section 14(d) of the Exchange Act) other than to IR Limited or one of its subsidiaries;

2. the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d) and Section 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding Voting Stock of IR Limited, or other Voting Stock into which the Voting Stock of IR Limited is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

3. the first day on which the majority of the members of the board of directors of IR Limited cease to be Continuing Directors;

4. IR Limited consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, IR Limited, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of IR Limited or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Voting Stock of IR Limited outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person immediately after giving effect to such transaction;

5. the adoption of a plan relating to the liquidation or dissolution of IR Limited; or

6. the failure of IR Limited to own, directly or indirectly, at least 51% of the Voting Stock of IR Global.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control under clause (2) above if (i) IR Limited becomes a direct or indirect wholly-owned subsidiary of a holding company and (ii) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of the Voting Stock of IR Limited immediately prior to that transaction.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Continuing Director” means, as of any date of determination, any member of the board of directors of IR Limited who: (1) was a member of such board of directors on the date of the issuance of the notes of the relevant series; or (2) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election.

“Fitch” means Fitch Inc., a subsidiary of Fimalac, S.A., and its successors.

“Investment Grade” means (1) a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s); (2) a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P); and (3) a rating of BBB- or better by Fitch (or its equivalent under any successor rating category of Fitch).

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Rating Agency” means each of Moody’s, S&P and Fitch; provided, that if any of Moody’s, S&P and Fitch ceases to rate the notes of the relevant series or fails to make a rating of the notes of the relevant series publicly available for reasons outside of our control, a “nationally recognized statistical rating organization,” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by IR Global as a replacement agency for Moody’s, S&P or Fitch, or any of them, as the case may be, with respect to making a rating of the notes of such series.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting Stock” of any specified person as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Each of IR Limited and IR Global will use its reasonable best efforts to ensure that at all times at least two Rating Agencies are providing a rating for the notes.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of IR Limited’s and IR Limited’s subsidiaries’ properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of this phrase under applicable law. Accordingly, the ability of a holder of notes to require IR Global to purchase such holder’s notes as a result of a sale, lease, transfer conveyance or other disposition of less than all of IR Limited’s and IR Limited’s subsidiaries’ assets taken as a whole to another “person” may be uncertain.

Certain Covenants

The indenture will include the following covenants:

Limitation on Liens. IR Limited will not, and will not permit any restricted subsidiary to, create, assume or guarantee any indebtedness for money borrowed secured by any mortgage, lien, pledge, charge or other security interest or encumbrance of any kind (hereinafter referred to as a “mortgage” or “mortgages”) on any principal property of IR Limited or a restricted subsidiary or on any shares or funded indebtedness of a restricted subsidiary (whether such principal property, shares or funded indebtedness are now owned or hereafter acquired) without, in any such case, effectively providing concurrently with the creation, assumption or guaranteeing of such indebtedness that the notes (together, if IR Limited shall so determine, with any other indebtedness then or thereafter existing, created, assumed or guaranteed by IR Limited or such restricted subsidiary ranking equally with the notes) shall be secured equally and ratably with (or prior to) such indebtedness. The indenture excludes, however, from the foregoing any indebtedness secured by a mortgage (including any extension, renewal or replacement, or successive extensions, renewals or replacements, of any mortgage hereinafter specified or any indebtedness secured thereby, without increase of the principal of such indebtedness or expansion of the collateral securing such indebtedness):

(1) on property, shares or funded indebtedness of any corporation existing at the time such corporation becomes a restricted subsidiary;

(2) on property existing at the time of acquisition of such property, or to secure indebtedness incurred for the purpose of financing the purchase price of such property or improvements or construction thereon which indebtedness is incurred prior to, at the time of or within 180 days after the later of such acquisition, the completion of such construction or the commencement of commercial operation of such property; provided, however, that in the case of any such acquisition, construction or improvement the mortgage shall not apply to any property previously owned by IR Limited or a restricted subsidiary, other than any previously unimproved real property on which the property is constructed or the improvement is located;

(3) on property, shares or funded indebtedness of a corporation existing at the time such corporation is merged into or consolidated with IR Limited or a restricted subsidiary, or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to IR Limited or a restricted subsidiary;

(4) on property of a restricted subsidiary to secure indebtedness of such restricted subsidiary to IR Limited or another restricted subsidiary;

(5) on property of IR Limited or property of a restricted subsidiary in favor of the United States or any State thereof or Bermuda, or any department, agency or instrumentality or political subdivision of the United States or any State thereof or Bermuda, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgage; or

(6) existing at the date of the indenture;

provided, however, that any mortgage permitted by any of clauses (1), (2), (3) and (5) above shall not extend to or cover any property of IR Limited or such restricted subsidiary, as the case may be, other than the property specified in such clauses and improvements to that property.

Notwithstanding the above, IR Limited or any restricted subsidiary may create, assume or guarantee secured indebtedness for money borrowed which would otherwise be prohibited in an aggregate amount which, together with all other such indebtedness for money borrowed of IR Limited and its restricted subsidiaries and the attributable debt of IR Limited and its restricted subsidiaries in respect of sale and leaseback transactions (as defined below) existing at such time (other than sale and leaseback transactions entered into prior to the date of the indenture and sale and leaseback transactions the proceeds of which have been applied in accordance with the indenture), does not at the time exceed 10% of the shareholders’ equity in IR Limited and its consolidated subsidiaries, as shown on the audited consolidated balance sheet contained in the latest annual report to shareholders of IR Limited.

“attributable debt” means, as of any particular time, the then present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (excluding any renewal term unless the renewal is at the option of the lessor), computed by discounting from the actual respective due dates to such date such total net amount of rent at the actual interest factor included in such rent, or, if such interest factor is not readily determinable, at the rate per annum borne by the initial series of the notes, except that if no interest is payable in respect of the initial series of the notes or if such rate is not fixed then at the rate of 8 3/8% per annum. The net amount of rent required to be paid for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of, or measured or determined by, any variable factor, including, without limitation, the cost-of-living index and costs of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges and after excluding any portion of rentals based on a percentage of sales made by the lessee. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated;

“shareholders’ equity in IR Limited and its consolidated subsidiaries” means the share capital, share premium, contributed surplus and retained earnings of IR Limited and its consolidated subsidiaries, excluding the cost of shares of IR Limited held by its affiliates, all as determined in accordance with U.S. generally accepted accounting principles; and

“Mortgage” means, on any specified property, any mortgage, lien, pledge, charge or other security interest or encumbrance of any kind in respect of such property.

Limitation on Sale and Leaseback Transactions. IR Limited will not, and will not permit any restricted subsidiary to, enter into any sale and leaseback transactions (which are defined in the indenture to exclude leases expiring within three years of making, leases between IR Limited and a restricted subsidiary or between restricted subsidiaries and any lease of a part of a principal property which has been sold, for use in connection with the winding up or termination of the business conducted on such principal property), unless (a) IR Limited or such restricted subsidiary would be entitled to incur indebtedness secured by a mortgage on such principal property or (b) an amount equal to the fair value of the principal property so leased (as determined by the board of directors of IR Limited) is applied within 180 days (i) to the retirement (other than by payment at maturity or pursuant to mandatory sinking, purchase or analogous fund or prepayment provision) of (x) the notes or (y) other funded indebtedness of IR Limited or any restricted subsidiary ranking on a parity with the notes, provided, however, that the amount to be applied to the retirement of any funded indebtedness as provided under this clause (i) shall be reduced by (A) the principal amount of any notes delivered within 180 days after such sale or transfer to the trustee for the notes of such series for retirement and cancellation and (B) the principal amount of other funded indebtedness ranking on parity with the notes voluntarily retired by IR Limited within 180 days after such sale or transfer; or (ii) to purchase, improve or construct principal properties, provided that if only a portion of such proceeds is designated as a credit against such purchase, improvement or construction, IR Limited shall apply an amount equal to the remainder as provided in (i) above.

Restrictions Upon Merger and Sales of Assets. IR Global shall not consolidate, amalgamate or merge with or into any other corporation or corporations (whether or not affiliated with IR Global) and IR Global or its successor or successors shall not be a party or parties to successive consolidations, amalgamations or mergers and IR Global shall not sell, convey or lease all or substantially all of its property to any other corporation (whether or not affiliated with IR Global) authorized to acquire and operate the same, unless (i) upon any such consolidation, amalgamation, merger, sale, conveyance or lease, the due and punctual payment of the principal of (and premium, if any, on) and interest, if any, on all of the notes, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed by IR Global shall be expressly assumed, by supplemental indenture reasonably satisfactory in form to the trustee for the notes, executed and delivered to the trustee by the corporation (if other than IR Global) formed by such consolidation or amalgamation, or into which IR Global shall have been merged, or by the corporation which shall have acquired or leased such property, and (ii) such corporation or company shall be a solvent corporation or company organized under the laws of the United States of America or a State thereof or the District of Columbia or Bermuda or of a member state of the European Union. IR Global will not so consolidate, amalgamate or merge, or make any such sale, lease or other disposition, and IR Global will not permit any other corporation to merge into IR Global unless immediately after the proposed consolidation, amalgamation, merger, sale, lease or other disposition, and after giving effect thereto, no default in the performance or observance by IR Global or such successor corporation, as the case may be, of any of the terms, covenants, agreements or conditions contained in the indenture shall have occurred and be continuing.

If upon any such consolidation, amalgamation, merger, sale, conveyance or lease, or upon any consolidation, amalgamation or merger of any restricted subsidiary, or upon the sale, conveyance or lease of all or substantially all the property of any restricted subsidiary to any other corporation, any principal property or any shares or funded indebtedness of any restricted subsidiary would become subject to any mortgage, IR Global and IR Limited together will secure the due and punctual payment of the principal of (and premium, if any, on) and interest, if any, on the notes (together with, if IR Limited shall so determine, any other indebtedness of or guarantee by IR Limited or any restricted subsidiary ranking equally with the notes) by a mortgage, the lien of which will rank prior to the lien of such mortgage of such other corporation on all assets owned by IR Limited, IR Global or such restricted subsidiary.

IR Limited shall not consolidate, amalgamate or merge with or into any other corporation or corporations (whether or not affiliated with IR Limited) and IR Limited or its successor or successors shall not be a party or parties to successive consolidations, amalgamations or mergers and IR Limited shall not sell, convey or lease all or substantially all of its property to any other corporation (whether or not affiliated with IR Limited) authorized to acquire and operate the same, unless (i) upon any such consolidation, amalgamation, merger, sale, conveyance or lease, the performance of the obligations under the guarantee, and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed by IR Limited shall be expressly assumed, by supplemental indenture reasonably satisfactory in form to the trustee for the notes, executed and delivered to the trustee by the corporation (if other than IR Limited) formed by such consolidation or amalgamation, or into which IR Limited shall have been merged, or by the corporation which shall have acquired or leased such property, and (ii) such corporation shall be a solvent corporation or company organized under the laws of the United States of America or a State thereof or the District of Columbia or Bermuda or of a member state of the European Union. Furthermore, IR Limited will not so consolidate, amalgamate or merge, or make any such sale, lease or other disposition, and IR Limited will not permit any other corporation to merge into it, unless immediately after the proposed consolidation, amalgamation, merger, sale, lease or other disposition, and after giving effect thereto, no default in the performance or observance by IR Limited or such successor corporation, as the case may be, of any of the terms, covenants, agreements or conditions contained in the indenture or the guarantee shall have occurred and be continuing.

Certain Definitions. The term “funded indebtedness” means indebtedness created, assumed or guaranteed by a person for money borrowed which matures by its terms, or is renewable by the borrower to a date, more than one year after the date of its original creation, assumption or guarantee.

The term “principal property” means any manufacturing plant or other manufacturing facility of IR Limited or any restricted subsidiary, which plant or facility is located within the United States, except any such plant or facility which the board of directors of IR Limited by resolution declares is not of material importance to the total business conducted by IR Limited and its restricted subsidiaries.

The term “restricted subsidiary” means any subsidiary which owns a principal property excluding, however, any corporation the greater part of the operating assets of which are located, or the principal business of which is carried on, outside the United States. For the avoidance of doubt, IR Global is a restricted subsidiary.

The term “subsidiary” means any corporation of which at least a majority of the outstanding stock having voting power under ordinary circumstances to elect a majority of the board of directors of the corporation shall at the time be owned by IR Limited or by IR Limited and one or more subsidiaries or by one or more subsidiaries of IR Limited.

Events of Default

Each of the following is an event of default with respect to any notes of each series under the indenture:

•

default in payment of any interest on any note of such series when it becomes due and payable which continues for 30 days (subject to the deferral of any interest payment in the case of an extension period);

•	default in payment of any principal of (or premium, if any, on) any note of such series when due at its stated maturity date;

•

default in performance of any other covenant in such indenture (other than a covenant included solely for the benefit of notes of another series) which continues for 90 days after receipt of written notice; or

•	certain events of bankruptcy, insolvency or reorganization relating to IR Global or IR Limited.

The indenture provides that the trustee may withhold notice to the holders of notes of such series of any default (except in payment of principal, premium, if any, or interest, if any, on such series or in payment of any sinking fund installment on such series) if the trustee considers it is in the interest of such holders to do so.

Holders of the notes of any series may not enforce the indenture or the notes of such series except as provided in the indenture. In case an event of default (other than a default resulting from bankruptcy, insolvency or reorganization) shall occur and be continuing with respect to any series of notes, the trustee or the holders of not less than 25% in aggregate principal amount of the then outstanding notes of such series may declare the principal amount on all the notes of such series (or, if the notes of such series were issued at a discount, such portion of the principal as may be specified in the terms of such series) to be due and payable. If an event of default results from bankruptcy, insolvency or reorganization, the principal amount of all the notes of such series (or, if the notes of such series were issued at a discount, such portion of the principal as may be specified in the terms of such series) will automatically become due and payable. Any event of default with respect to any series of the notes (except defaults in payment of principal of (or premium, if any, on) or interest, if any, on the notes of such series or a default in respect of a covenant or provision that cannot be modified without the consent of the holder of each outstanding note of such series) may be waived by the holders of at least a majority in aggregate principal amount of the notes of such series then outstanding.

Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee is under no obligation to exercise any of the rights or powers under such indenture at the request, order or direction of any of the holders of the notes, unless such holders shall have offered to the trustee security or indemnity reasonably satisfactory to it. Subject to such provisions for the indemnification of the trustee and certain limitations contained in the indenture, the holders of a majority in principal amount of the notes of any series then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the notes of such series. IR Global and IR Limited are required annually to deliver to the trustee an officer’s certificate stating whether or not the signers have knowledge of any default in the performance by IR Global and IR Limited of the covenants described above. In addition, promptly (and in any event within 5 business days) upon IR Global or IR Limited becoming aware of the occurrence of any default or event of default, such party is required to deliver to the trustee an officer’s certificate setting forth the details of such default or event of default and the actions that IR Global or IR Limited, as the case may be, proposes to take with respect to such default or event of default.

Tax Considerations

IR Global may request at any time from Holders of notes who are “United States persons” within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”), to provide a properly completed and duly executed U.S. Internal Revenue Service Form W-9 (or valid substitute form) and from Holders of notes who are not “United States persons” within the meaning of Section 7701(a)(30) of the Code to provide a properly completed and duly executed U.S. Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY (or valid substitute form). Any such request must be complied with by such Holder or Holders within 30 days’ of the receipt thereof, such request to be made in writing and mailed by first-class mail to the registered address of such Holder or Holders. Furthermore, if a form previously delivered expires or becomes obsolete, or if there is a change in circumstances requiring a change in the form previously delivered, the Holder of the notes that previously delivered such form shall deliver a new, properly completed and duly executed form on or before the date that the previously delivered form expires or becomes obsolete or promptly after the change in circumstances occurs.

Additional Issuances

IR Global may, at any time, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as any of these notes. Any additional notes having such similar terms, together with one of the series of these notes, may constitute a single series of notes under the indenture. No additional notes of a series may be issued if an event of default under the indenture has occurred and is continuing with respect to the notes of such series.

Registration of Transfer and Exchange

Subject to the terms of the indenture and the limitations applicable to global securities, the notes may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by IR Global for that purpose. No service charge will be made for any registration of transfer or exchange of the notes, but IR Global may require a payment by the holder to cover any tax or other governmental charge. IR Global will not be required to register the transfer of or exchange of the notes:

•	during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of securities of such series selected for redemption; or

•	selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Book-Entry System

IR Global will issue the notes in the form of one or more global notes in fully registered form initially in the name of Cede & Co., as nominee of The Depository Trust Company, or such other name as may be requested by an authorized representative of DTC. The global notes will be deposited with DTC and may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

•	DTC has advised IR Global and the underwriters as follows:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

•

DTC holds securities that its participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc.

•

Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the Securities and Exchange Commission.

Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of notes is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners of the notes will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the global notes. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in the listing attached to the omnibus proxy).

Redemption proceeds, principal and interest payments on the global notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the issuer or the trustee on payment dates in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, us (including IR Global) or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) shall be the responsibility of IR Global or the trustee. Disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of direct and indirect participants.

DTC may discontinue providing its service as securities depositary with respect to the notes at any time by giving reasonable notice to IR Global or the trustee. In addition, IR Global may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under such circumstances, in the event that a successor securities depositary is not obtained, note certificates in fully registered form are required to be printed and delivered to beneficial owners of the global notes representing such notes.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for the accuracy thereof.

Neither we (including IR Global), the trustee nor the underwriters will have any responsibility or obligation to direct participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any direct participant with respect to any ownership interest in the notes, or payments to, or the providing of notice to direct participants or beneficial owners.

So long as the notes are in DTC’s book-entry system, secondary market trading activity in the notes will settle in immediately available funds. All applicable payments of principal and interest on the notes issued as global notes will be made by IR Global in immediately available funds.

UNDERWRITING

IR Global intends to offer the notes through the underwriters named below. Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between IR Global, IR Limited and the underwriters, IR Global has agreed to sell to the underwriters and the underwriters, severally, have agreed to purchase from IR Global, the principal amount of the notes listed opposite their names below.

Underwriter	Principal amount of 2013 notes	Principal amount of 2018 notes	Total
Credit Suisse Securities (USA) LLC.	$	$	$
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.

Total	$	$	$

The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of the notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

Each of IR Global and IR Limited has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised IR Global that they propose initially to offer the notes to the public at the public offering prices on the cover page of this prospectus supplement, and to dealers at those prices less a concession not in excess of     % and     % of the principal amount of the notes due 2013 and notes due 2018, respectively. The underwriters may allow, and the dealers may reallow, a discount not in excess of     % of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discounts and commissions that IR Global is to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of each series of the notes).

Paid by IR Global

Per note due 2013%
Per note due 2018%

The expenses of the offering, not including the underwriting discount, are estimated to be $             million and are payable by IR Global and IR Limited jointly and severally.

New Issue of Notes

The notes due 2013 and 2018 are each a new issue of securities for which there is no established public market. We do not intend to apply for a listing of the notes on any national securities exchange or to arrange for quotation of any series on any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the notes, as permitted by applicable laws and regulations; however, the underwriters are not obligated to do so and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you as to the development or liquidity of any trading market for any series of notes. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the underwriters may engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell a principal amount of notes greater than the amount set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchase of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we (including IR Global) nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we (including IR Global) nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice. These transactions may be effected in the over-the-counter market or otherwise.

Foreign Jurisdictions

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantor; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Other Relationships

In the ordinary course of business, certain of the underwriters and their respective affiliates have provided, and may in the future provide, financial advisory, investment banking and other financial and banking services, and the extension of credit, to us or our subsidiaries. Each of Credit Suisse Securities (USA) LLC, Goldman Sachs Credit Partners LP, an affiliate of Goldman, Sachs & Co., and JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., are lenders under IR Limited’s and IR Global’s senior unsecured bridge facility. Each of Credit Suisse, Cayman Islands Branch, an affiliate of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. (and certain of its affiliates) and J.P. Morgan Chase Bank, N.A. are lenders under various of IR Limited’s credit facilities. Each of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. were advisors to IR Limited in connection with its acquisition of Trane, Inc. Both Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. acted as co-advisors in connection with IR Limited’s sale of its Bobcat, Utility Equipment and Attachments business units to Doosan Infracore, Inc. Credit Suisse Securities (USA) LLC acted as the sole advisor to IR Limited in connection with the sale of its Road Development business unit to AB Volvo. These underwriters and their affiliates have received, and may in the future receive, customary fees and commissions for their services.

In addition, certain amounts outstanding under the senior unsecured bridge facility will be repaid in connection with this offering; accordingly, certain underwriters or their affiliates will receive proceeds from this offering. See “Use of Proceeds.”

LEGAL MATTERS

The validity of the issuance of the notes offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York, with respect to U.S. legal matters, and by Conyers Dill & Pearman, special Bermuda counsel, with respect to Bermuda legal matters. Certain U.S. legal matters in connection with the notes offered by this prospectus supplement and the accompanying prospectus will be passed upon by Patricia Nachtigal, Esq., our Senior Vice President and General Counsel. Certain legal matters relating to the notes offered by this prospectus supplement and the accompanying prospectus will be passed upon for the underwriters by Cravath, Swaine & Moore LLP, New York, New York, with respect to U.S. legal matters.